July 10, 2008

Mail Stop 4561

By U.S. Mail and Facsimile to (202) 585-0904

Larry W. Myers
President and Chief Executive Officer
First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

Re: First Savings Financial Group, Inc.
 Form S-1 filed June 13, 2008
 File No. 333-151636

Dear Mr. Myers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please disclose the latest possible date for ending the offering.

2. Revise to clarify that if the offering is extended beyond a certain date, all subscribers will be notified and that funds will be returned to any subscriber who does not respond to the notice.

Inside Cover Page

3.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

The Offering will not be taxable to persons…, page 8

4.   Please provide a basis for the tax conclusions by disclosing your receipt of a tax opinion and identifying your tax counsel.

Risk Factors, page 13

5.   We note statements in the appraisal report regarding loan portfolio shrinkage and decline in deposits over approximately the last five years. Please include one or more risk factor discussions regarding these issues and their causes, as appropriate. If you determine that these matters do not merit risk factor discussion, please address these issues clearly and thoroughly in your MD&A.

Use of Proceeds, page 22

6.   If possible, please disclose the estimated cost of opening a new office. We note the broad estimate of $2 million on page 1.4 of the appraisal report.

Our Dividend Policy, page 24

7.   It appears that in the first sentence of the third paragraph, the word "able" should read "unable." Please revise as appropriate.

Market Area, page 36

8.   Please tell us how the statistics regarding population growth and median household income growth can be reconciled with the discussion of market area demographics on page II.4 of the appraisal report, and provide us with copies of all reports and other sources referred to (on which you rely for data and factual information). Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Lending Activities, page 37

9.   Please disclose whether you offer Alt-A loans.

Tax Opinions

10.   A tax opinion may be restricted in scope as to purpose but not as to person. Please obtain
       revised tax opinions deleting the statement that the opinion is given solely for benefit of
       certain groups.

                                    *   *   *

Closing Comments

       As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and
   ·   the company may not assert this action as defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their

respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding accounting-related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Paul M. Aguggia, Esq.
        Victor L. Cangelosi, Esq.
        Kilpatrick Stockton LLP
        Suite 900
        607 14th Street, N.W.
        Washington, D.C. 20005

        David M. Muchnikoff, Esq.
        Silver Freedman & Taff L.L.P.
        3299 K Street, N.W.
        Suite 100
        Washington, D.C. 20007